Room 4561

April 19, 2007

Bruno Bonnell
Acting Chief Financial Officer
Atari, Inc.
417 Fifth Avenue
New York, New York 10016

Re: Atari, Inc.
        Form 10-K for the fiscal year ended March 31, 2006
        Filed June 29, 2006
        Form 10-Q for the fiscal year ended December 31, 2006
        Filed February 13, 2007
        File No. 000-27338

Dear Mr. Bonnell:

        We have reviewed your response letter dated March 21, 2007, and have the following comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Notes to the Consolidated Financial Statements

Goodwill and Other Intangible Assets, page F-10

1. We note your response to comment 2 of our letter dated February 23, 2007, which indicates that you used three different approaches to determine the fair value of your publishing unit and you obtained a third party valuation as of March 31, 2006. Your response further indicates that the fair value of your publishing unit exceeded its carrying value as of March 31, 2006 using both the market approach and the projected discounted cash flows approach. Please address the following:

- Explain how you determined that the information used in the discounted cash flow analysis was objectively verifiable as described in paragraph 24 of SFAS 142 considering your recent operating performance and cash flow deficits. Tell us how your estimates of future operating performance and cash flow projections considered the reduction of revenues resulting from the curtailment of new game development and the sale of certain intellectual property;

- Describe in greater detail the third approach you used which relies on an analysis of the potential sales price of your assets offset by the liabilities based on recent sales prices to third parties of similar assets. Provide us with the significant assumptions used in the analysis and the results of this approach;

- Provide us with the results of the third party valuation performed as of March 31, 2006; and

- To the extent that any of these approaches yielded a fair value less than the carrying value of your publishing unit, further explain your weighting of the multiple methodologies.

2. Tell us what consideration you have given, or plan to give, to the recent drop in your stock price and market capitalization in your impairment analysis as of March 31, 2007. In addition, provide us with your proposed revised disclosures that you plan to include in the Critical Accounting Polices section of your MD&A, as indicated in response to comment 2 of our letter dated February 23, 2007.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its

Bruno Bonnell
Atari, Inc.
April 19, 2007
Page 3

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Melissa Walsh at (202) 551-3224 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief